Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esq.
(202) 419-8409
jburt@stradley.com

July 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Mr. David Manion Ms. Rebecca Marquigny, Esq.

Re:                                                                                   Nationwide Variable Insurance Trust
File No. 333-239118

Dear Mr. Manion and Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by Mr. Manion on June 23, 2020 and by Ms. Marquigny on July 9, 2020 with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization involving the NVIT Multi-Manager Large Cap Value Fund (the “Target Fund”) with and into the NVIT Mellon Dynamic U.S. Equity Income Fund (the “Acquiring Fund” and, collectively, the “Funds”), each a series of the Registrant (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 12, 2020, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

PROSPECTUS/INFORMATION STATEMENT: INTRODUCTION

Introduction

1.
Comment: On page 2, the Prospectus/Information statement states that the prospectuses of the Acquiring and Target Fund are incorporated by reference. Under Rules 411 and 0-4, to incorporate properly, the text of the statement must include a hyperlink directly to referenced filing. Please provide the necessary tagging and links throughout the document as required for compliance with the current taxonomy requirements for incorporation by reference.

Response: Registrant has updated the document as requested.

The Transaction

2.
Comment: On page 3 of the Prospectus/Information Statement, the last paragraph under “The Transaction” states, “For the reasons set forth below under ‘Reasons for the Transaction,’ the Board has determined that the Transaction is in the best interests of the Target Fund and the Acquiring Fund.” However, there is no corresponding “Reasons for the Transaction” section later in the document.

Response: Registrant has revised the disclosure as follows: “For the reasons set forth below under ~~“Reasons for the Transaction”~~ “Factors Considered by the Board,” the Board has determined that the Transaction is in the best interests of the Target Fund and the Acquiring Fund.”

What are the principal risks associated with investments in the Target Fund versus the Acquiring Fund?

3.
Comment: On page 4 of the Prospectus/Information statement in the section discussing the principal risks of the Funds, consider stating directly if there is a significant difference in the overall riskiness of the Funds.

Response: Registrant has added the following disclosure after the first sentence of the section: “While both Funds invest in equity securities, only the Acquiring Fund invests in derivatives, thus exposing the Acquiring Fund to leverage and potentially higher volatility than would a similar large-cap value fund that does not use derivatives, like the Target Fund.”

Who manages the Funds?

4.
Comment: On page 5 of the Prospectus/Information Statement, consider deleting the following sentence: “Mellon was formed on January 31, 2018, through the merger of The Boston Company Asset Management and Standish Mellon Asset Management into Mellon

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Capital Management.” This disclosure is confusing and unnecessary given that the next sentence states the firm was renamed due to the same merger on January 2, 2019.

Response: Registrant has removed the disclosure as requested.

5.
Comment: In the last paragraph of page 5 of the Prospectus/Information Statement, please describe the reasons for the Acquiring Fund’s recent management and strategy changes in greater detail. The current disclosure does not provide sufficient context for an appropriate understanding of the Acquiring Fund’s historical performance or its relevance to any investment decision.

Response: The paragraph has been updated as follows: “Prior to April 1, 2020, American Century Investment Management, Inc. had subadvised the Acquiring Fund pursuant to a different investment strategy since its inception in 2009, and the Acquiring Fund was known as the American Century NVIT Multi Cap Value Fund. Effective April 1, 2020, the Acquiring Fund’s subadviser was changed to Mellon due to performance considerations. Mellon will continue to subadvise the Acquiring Fund after the Transaction.”

What are the fees and expenses of each Fund and what might they be after the Transaction?

6.
Comment: Footnote 1 to the Fee Table on page 7 states that the contractual expense limitation agreement excludes “Rule 12b-1 fees, administrative services fees, acquired fund fees and expenses, and certain other expenses.” Please identify the excluded other expenses.

Response: Registrant has revised the disclosure as follows: “The Trust and the Adviser have entered into a written contract limiting annual fund operating expenses to 0.66% ~~(excluding Rule 12b-1 fees, administrative services fees, acquired fund fees and expenses, and certain other expenses)~~ until at least July 31, 2021. Under the expense limitation agreement, the level to which operating expenses are limited applies to all share classes, excluding any taxes, interest, brokerage commissions, Rule12b-1fees, acquired fund fees and expenses, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and expenses incurred by the Fund in connection with any merger or reorganization, and may exclude other nonroutine expenses not incurred in the ordinary course of the Fund’s business.”

7.
Comment: Footnote 1 to the Fee Table on page 7 describes waiver and recoupment arrangements between the Trust and the Adviser.  Can the Acquiring Fund recapture expenses waived by the Target Fund?  If so, add disclosure discussing the ability of the Acquiring Fund to recoup such expenses.

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Response: Under the Target Fund’s fee waiver and expense reimbursement agreement, the Adviser may request and receive reimbursement from the Target Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the expense limitation agreement at a date not to exceed three years from the date in which the corresponding waiver or reimbursement to the Fund was made, subject to the conditions described in Footnote 1.  However, Registrant confirms that any amounts subject to recapture for the Target Fund prior to the Transaction will not be carried forward to the Acquiring Fund after the Transaction.

8.	Comment: Footnote 2 to the Fee Table on page 7 describes a 0.037% management fee waiver for the Target Fund. Please provide additional information about the management fee waiver and its purpose.

Response: The purpose of the management fee waiver was to share with the Target Fund financial savings to the Adviser resulting from reductions over time in the rates that the Adviser paid to the subadvisers of the Target Fund.

How does the performance of the Funds compare?

9.
Comment: With respect to the performance history of the Acquiring Fund in the second chart on page 10, we note that the Acquiring Fund changed strategies and subadvisers the day after the performance history shown.  Please add prominent disclosure indicating that the performance shown does not reflect the performance history of the present subadviser or portfolio management team or explain to the Staff why the current presentation is not misleading.

Response: Registrant has added the requested disclosure.

PROSPECTUS/INFORMATION STATEMENT: COMPARISON OF INVESTMENT OBJECTIVES, PRINCIPAL STRATEGIES, POLICIES AND PRINCIPAL RISKS

What are the differences between the investment objectives of the Target Fund and the Acquiring Fund?

10.	Comment: Please explain the practical impact of the differences between the Target Fund’s and Acquiring Fund’s investment objectives from the investor’s perspective.

Response: The following disclosure has been added after the first paragraph of this section:

Capital growth (or capital appreciation) refers to an increase in the market value of the assets in which a Fund invests. Current income refers to money that is paid out as a result of a Fund’s ownership of an asset, such as dividends or interest payments. Therefore, while the Target Fund seeks earnings through investing in

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assets that increase in value, the Acquiring Fund seeks earnings through both (i) investing in assets that increase in value and (ii) investing in assets that periodically pay out money.

What are the most significant differences between the principal strategies and policies of the Target Fund compared to the Acquiring Fund?

11.
Comment: In the first sentence on page 13, please add the parenthetical “(and borrowings for investment purposes)” after “Under normal circumstances, the Target Fund invests at least 80% of its net assets.”

Response: Registrant confirms that the Fund does not intend to engage in any borrowings for investment purposes and, therefore, respectfully declines to revise the disclosure as requested.

12.
Comment: In the first sentence of the second paragraph under the section titled “Acquiring Fund” on page 13, please add the parenetical “(and borrowings for investment purposes)” after “The Acquiring Fund invests, under normal circumstances, at least 80% of its net assets.”

Response: Registrant confirms that the Fund does not intend to engage in any borrowings for investment purposes and, therefore, respectfully declines to revise the disclosure as requested.

13.
Comment: Per the Staff’s comment on the most recent post-effective amendment for the Acquiring Fund, please clarify the Adviser’s initial public offering strategy. In addition, please review the other comments the Staff provided to that filing and make the corresponding changes to the Acquiring Fund disclosures in the Registration Statement.

Response: Registrant has revised the disclosure as follows:

Although the Fund typically invests in seasoned issuers, it may, depending on appropriateness to the Fund’s strategy and availability in the marketplace, if any, purchase securities of companies in initial public offerings (IPOs) or shortly thereafter, which can be subject to greater volatility than seasoned issuers.

Registrant has also made all other corresponding changes to the Acquiring Fund disclosures in the N-14 that were made to the most recent post-effective amendment for the Acquiring Fund, based on the Staff’s comments.

PROSPECTUS/INFORMATION STATEMENT: INFORMATION ABOUT THE TRANSACTION AND THE PLAN

Who will pay the expenses of the Transaction?

U.S. Securities and Exchange Commission

14.
Comment: The disclosure states that brokerage costs following the merger will be paid by the Acquiring Fund, but it also states that brokerage costs are excluded from the transaction expenses the Adviser will pay.  Please clearly state who pays the brokerage costs related to the Transaction, but incurred before the Transaction.

Response: The following disclosure has been added after the first sentence of this section: “Brokerage costs related to the repositioning of the Target Fund will be paid by the Target Fund, which ultimately are paid by shareholders of the Target Fund.”

EXHIBIT A: FORM OF REORGANIZATION

15.	Comment: Please confirm that the actual Plan of Reorganization will be filed with the Registration Statement rather than the Form of Plan of Reorganization.

Response: Registrant confirms that the final Plan of Reorganization will be filed in a subsequent 485(b) filing.

STATEMENT OF ADDITIONAL INFORMATION: PRO FORMA FINANCIAL INFORMATION

16.	Comment: Please include the use of estimates disclosure in the pro forma financials.

Response: Registrant respectfully notes that the use of estimates disclosure is already included under “Pro Forma Adjustments”: “The pro forma information has been derived from the books and records used in calculating daily net asset values of the Target Fund and Acquiring Fund, and have been prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect this information. Actual results could differ from those estimates.”

Accounting Policy

17.	Comment: The first sentence under “Accounting Policy” on page 5 of the SAI seems to be misworded. Please revise.

Response: Registrant has revised the disclosure as follows: “No significant accounting policies will change as a result of the Transaction, specifically, policies regarding valuation of portfolio securities and tax status of the Fund under ~~of~~ Subchapter M of the Internal Revenue Code of 1986, as amended.”

Narrative Description of the Pro Forma Effects of the Transaction

18.	Comment: The Prospectus/Information Statement indicates that approximately 57% of the Target Fund’s securities will be sold. In order to use narrative pro formas,

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investment repositioning needs to be clearly understood by the shareholder.  Given the amount of repositioning, a full pro forma financial statement may be necessary unless the repositioning can be described in a manner in which the shareholder will understand what assets have been selected for sale.  Please include a more detailed description of the types and approximate portions of assets that will be sold.

Response: The following disclosure has been added after the first paragraph of this section:

It is anticipated that the Target Fund will sell approximately 57% of its securities prior to the Transaction in connection with realigning the Target Fund’s portfolio in a manner more consistent with the investment strategies of the Acquiring Fund, which invests in both equities and fixed income securities, does not limit its investments in equity securities to large-cap companies, and uses derivatives as a principal investment strategy. The portfolio managers of the Acquiring Fund anticipate that the portfolio securities of the Target Fund to be sold in anticipation of the Transaction will consist mainly of equity securities of large-capitalization companies. The portfolio management team expects that the proceeds from such disposition will be used to invest in equity securities of companies of all capitalizations, fixed income securities, and derivatives. Consequently, the transaction costs anticipated to be incurred in restructuring the portfolio holdings of the Target Fund in connection with the realignment of the Target Fund’s portfolio and the subsequent investment by the Target Fund in equity securities of companies of all capitalizations, fixed income securities, and derivatives are estimated to be approximately $13,060.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409 or Christopher J. Zimmerman at (202) 419-8402, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire Prufesh R. Modhera, Esquire Christopher J. Zimmerman, Esquire